SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From April 1st to 30th , 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	5,985,918	0.0381	0.0381
ADR	Common	368,949	0.0023	0.0023

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Election	01	203,116	R$ 0.00	R$ 0.00
Total Sell	203,116	R$ 0.00

Shares	Common	Direct with the Company	Resignation	01	47,608	R$ 0.00	R$ 0.00
Total Buy	47,608	R$ 0.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	6,141,426	0.0391	0.0391
ADR	Common	368,949	0.0023	0.0023

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

 Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From April 1st to 30th, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	31,306,075	0.1991	0.1991
ADR	Common	352,485	0.0022	0.0022
Securities Lending (x)	Common	103,723
Securities Lending (y)	Common	190,000
Put Option	OPVABEV1931 (*)	500,000
Put Option	OPVABEV1944 (**)	500,000
Put Option	OPVABEV316 (***)	500,000
Put Option	OPVABEV3182 (****)	500,000
Call Option	OPCABEV2318 (*)	-500,000
Call Option	OPCABEV2411 (**)	-500,000
Call Option	OPCABEV32284 (***)	-500,000
Call Option	OPCABEV3245 (****)	-500,000

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	JP Morgan	Securities Lending Maturity (*)	26	103,723	R$ 0.00	R$ 0.00
Total Sell	103,723	R$ 0.00
ADR	Common	Direct with the Company	Exerc Deferred ADRs	18	34,385	USD 1.57	USD 53,984.45
Total Sell	34,835	USD 53,984.45

ADR	Common	JP Morgan	Sell	17	352,485	USD 6.7261	USD 2,370,849.36
Total Buy	352,485	USD 2,370,849.36

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	31,409,798	0.1998	0.1998
ADR	Common	34,385	0.0002	0.0002
Securities Lending (y)	Common	190,000
Put Option	OPVABEV1931 (*)	500,000
Put Option	OPVABEV1944 (**)	500,000
Put Option	OPVABEV316 (***)	500,000
Put Option	OPVABEV3182 (****)	500,000
Call Option	OPCABEV2318 (*)	-500,000
Call Option	OPCABEV2411 (**)	-500,000
Call Option	OPCABEV32284 (***)	-500,000
Call Option	OPCABEV3245 (****)	-500,000

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

  Each ADR is equivalent to 1 (one) share.

(*) Maturity on August 5, 2019.

(**) Maturity on May 13, 2019.

(***) Maturity on May 22, 2019.

(****) Maturity on March 29, 2019.

(x) Maturity on May 13, 2019.

(y) Maturity on August 8, 2019.

Note: Balance was adjusted, when compared to previous month (March 2018), given that the Company was informed buy one of its councelors, that his participation on Put and Call Options and Securities Lending required rectification, under the terms and dates identified above.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From April 1st to 30th, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer